Exhibit 99.1

New Gold Files Technical Report for Rainy River Project

February 14, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces that the company has filed a Technical Report (the “Report”), entitled “NI 43-101 Feasibility Study of the Rainy River Project, Ontario, Canada” and dated February 14, 2014. The Report was prepared in compliance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects and may be found under the company’s profile on SEDAR at www.sedar.com.

The Technical Report supports the disclosure contained in New Gold’s news release issued on January 16, 2014, announcing the results of the Feasibility Study for the Rainy River project. The Report also provides further information on the project’s history, additional detail on both the technical and financial estimates, as well as an overview of the regional geology.

The Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and good regional exploration potential in a great mining jurisdiction. The company looks forward to providing further updates on the advancement of Rainy River throughout 2014.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including information relating to expectations or plans for the Rainy River project may be deemed “forward looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Forward-looking statements in this news release primarily relate to the expected costs and scale of the Rainy River project and the regional exploration potential.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Material assumptions regarding our forward looking statements, including without limitation, the key assumptions underlying the Rainy River Feasibility Study, are discussed in the Technical Report, our annual MD&A, and our AIF. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada; taxation; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies including the Feasibility Study for Rainy River; changes in project parameters as plans continue to be refined; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; and uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com